

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2025

Chris Anthony
Co-Chief Executive Officer
Aptera Motors Corp.
5818 El Camino Real
Carlsbad, CA 92008

> **Re: Aptera Motors Corp.**
> **Amendment No. 4 to Draft Registration Statement on Form S-1**
> **Submitted August 12, 2025**
> **CIK No. 0001786471**

Dear Chris Anthony:

We have reviewed your amended draft registration statement and have the following comment(s).

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submission(s) on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 4 to Draft Registration Statement on Form S-1

Management, page 44

1. We note revised disclosure that Tom DaPolito is expected to serve as your interim chief financial officer upon the successful listing of your shares on Nasdaq, and it does not appear that this individual is expected to serve as your director. However, we note that you included a consent of director nominee, who will be appointed to your board of directors upon the effectiveness of the registration statement pursuant to Rule 438, as Exhibit 99.3 on page II-3. Please advise, or revise.

2. We note that your board of directors will be composed of four members, and Todd Butz and Tony Kirton are independent director nominees. We also note revised disclosures that these individuals will serve on your audit committee. In light of the

disclosure on page 45 that Nasdaq requires a majority of your board of directors to be composed of independent directors and that three independent members are required to serve on the audit committee, please disclose any plans to appoint another independent director prior to listing on Nasdaq, and material related risks.

General

3.   Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

- Refer to footnotes 1 in the tables on pages 49 and 55. These do not appear in the prospectus. Please revise.
- Refer to footnote (***) in the table on page 59. This does not appear in the prospectus. Please revise.
- Refer to your revised intellectual property portfolio on page 43, which appears inconsistent with the disclosure on page 11. Please revise.

Please contact Andi Carpenter at 202-551-3645 or Kevin Woody at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Jenny O'Shanick at 202-551-8005 or Jay Ingram at 202-551-3397 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jamie Ostrow